SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 11, 2016

I. Date, Time and Place: May 11, 2016, at 2:30 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo (“Company”). II. Attendance: All the members of the Board of Directors of the Company. III. Presiding Board: As chairman of the meeting, Mr. Constantino de Oliveira Junior, who invited me, Claudia Karpat, to act as secretary of the meeting. IV. Calling: Waived, due to the attendance of all the members of the Board of Directors. V. Agenda: To pass resolutions on the following matters: (i) the approval of the Financial Statements of the Company for the first quarter of 2016, with special revision by Ernst & Young Auditores Independentes S.S. (“EY”); (ii) election of the members of the  Committees and Subcommittee of the Company. VI. Resolutions: After the necessary explanations were provided, after detailed review of the documents referring to the matters hereof, the following matters were approved by unanimous vote: (i) the Financial Statements of the Company for the first quarter of 2016, with special review by EY. Accordingly, one copy of the Financial Statements, duly approved and initialed by the Chairman and the Secretary of the meeting, will be filed with the head-office of the Company and disclosed on the due date; and (ii) the election of the following members, for a term of 1 (one) year counted from this date, for the following Committees and Subcommittee of the Company: a – STATUTORY AUDIT COMMITTEE (“CAE”): Messrs. (1) Richard Freeman Lark Jr., Brazilian, single, business manager, holder of Identity Card RG no. 50.440.294-8, issued by SSP/SP, and enrolled with the CPF/MF under nº 214.996.428-73; (2) Antonio Kandir, Brazilian, divorced, engineer, holder of Identity Card RG no. 4.866.700-6, issued by SSP/SP, and enrolled with the CPF/MF under nº 146.229.631-91; and (3) Germán Pasquale Quiroga Vilardo, Brazilian, married, legally separated, holder of Identity Card R.G. no. 7.354.705-1-IFP/RJ and enrolled with the CPF/MF under nº 009.943.227-71, being Mr. Richard Freeman Lark Jr. the member who complies with the legal requirements as provided for in Article 31-C, paragraphs 5º and 6º of INCVM 481/09 and the U. S. Securities Act, from 1933; b  - PEOPLE MANAGEMENT AND CORPORATE GOVERNANCE COMMITTEE: Messrs. (1) Constantino de Oliveira Junior, Brazilian, married, businessman, holder of Identity Card R.G. no. 929.100, issued by SSP/DF, and enrolled with the CPF/MF under nº 417.942.901-25; (2) Henrique Constantino, Brazilian, married, businessman, holder of Identity Card R.G. no. 1.022.856, issued by SSP/DF, and enrolled with the CPF/MF under nº 443.609.911-34; (3) Paulo Sergio Kakinoff, Brazilian, married, business manager, holder of Identity Card R.G. no. 25.465.939-1, issued by SSP/SP, and enrolled with the CPF/MF under nº 194.344.518-41; (4) Antonio Kandir; (5) Betânia Tânure de Barros, Brazilian, married, psychologist, holder of Identity Card R.G. no. M-1.072.104, and enrolled with CPF/MF under nº 385.001.086-49; and (6) Paulo Cézar Aragão, Brazilian, divorced, lawyer, holder of Identity Card OAB/RJ no.

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21.560 and enrolled with CPF/MF under nº 174.204.407-78; c – FINANCIAL POLICIES COMMITTEE: Messrs. (1) Constantino de Oliveira Junior; (2) Richard Freeman Lark Jr.; (3) Henrique Constantino; (4) Paulo Sergio Kakinoff; and (5) Edmar Prado Lopes Neto, Brazilian, married, engineer, holder of Identity Card RG no. 4066178-7, issued by IFP/RJ and enrolled with the CPF/MF under nº 931.827.087-91; d - RISK COMMITTEE: Messrs. (1) Constantino de Oliveira Junior;  (2) Richard Freeman Lark Jr.; (3) Henrique Constantino; and (4) Paulo Sergio Kakinoff; e -  ALLIANCES COMMITTEE: Messrs. (1) Constantino de Oliveira Junior, already identified above; (2) Henrique Constantino, already identified above; (3) William Charles Carroll, citizen of the United States of America, married, accounting, holder of Passport of the United States of America No. 530727235; and (4) Pieter Elbers, Dutch, married, business manager, with Passport of Netherlands No. BN139PP18; and f - ACCOUNTING AND TAX POLICIES AND FINANCIAL STATEMENTS SUBCOMITTEE: Messrs. (1) Edmar Prado Lopes Neto; (2) Marcos da Cunha Carneiro, Brazilian, married, economist, holder of Identity Card No. 04.831.135-1, issued by IFP, and enrolled with the CPF/MF under nº 663.964.337-53; and (3) Natan Szuster, Brazilian, married, accountant, holder of Identity Card R.G. no. 2.964.224, issued by the DETRAN/RJ, and enrolled with the CPF/MF under nº 388.585.417-15.  VII. Adjournment of the Meeting and Drawing-up of these Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures. Presiding Board: Constantino de Oliveira Junior – Chairman; Claudia Karpat – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Henrique Constantino, Ricardo Constantino, Joaquim Constantino Neto, William Charles Carroll, Antonio Kandir, Germán Pasquale Quiroga Vilardo e Richard Freeman Lark Jr. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, May 11, 2016.

_____________________________ Constantino de Oliveira Junior Chairman	_____________________________ Claudia Karpat Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.